UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated May 25, 2016 announcing the adoption of all proposed resolutions at STMicroelectronics’ 2016 Annual General Meeting of Shareholders.

PR N°C2802C

STMicroelectronics’ Shareholders Adopt All Resolutions
at the 2016 Annual General Meeting, including dividends distribution

Amsterdam, May 25, 2016 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that all of the proposed resolutions were adopted at the Company’s Annual General Meeting of Shareholders (AGM), which was held today in Amsterdam, the Netherlands.

The main resolutions, approved by the shareholders, were:

•	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS);

•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017 to shareholders of record in the month of each quarterly payment as per the table below;

•
The appointment of Mr. Salvatore Manzi as a member of the Supervisory Board, for a three-year term expiring at the 2019 Annual General Meeting of Shareholders, in replacement of Mr. Alessandro Ovi whose mandate expired as of the 2016 AGM;

•	The reappointment of Ms. Janet Davidson as a member of the Supervisory Board for a three-year term, expiring at the 2019 AGM;

•
The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months; and

•	Authorization to our Managing Board, for eighteen months following the AGM, to repurchase our shares, subject to the approval of our Supervisory Board.

The complete agenda and explanatory notes, including all the proposed - and now adopted - resolutions, and all relevant detailed information concerning the 2016 STMicroelectronics N.V. Annual General Meeting of Shareholders, as well as all related materials, are available on the Company’s website (www.st.com) and have been made available to shareholders in compliance with legal requirements.

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The draft minutes of the AGM will be posted on the General Meeting of Shareholders page of the Company’s website (www.st.com) in June 2016.

The table below summarizes the full schedule for the quarterly dividend distribution*:

Transfer between New York and Dutch registered shares restricted:

Quarter	Global Record Date	Ex-dividend Date in Europe	Payment Date in Europe	Ex-dividend Date in NYSE	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:

Q2 2016	21-Jun-16	20-Jun-16	22-Jun-16	17-Jun-16	28-Jun-16	20-Jun-16	22-Jun-16
Q3 2016	20-Sep-16	19-Sep-16	21-Sep-16	16-Sep-16	27-Sep-16	19-Sep-16	21-Sep-16
Q4 2016	20-Dec-16	19-Dec-16	21-Dec-16	16-Dec-16	28-Dec-16	19-Dec-16	21-Dec-16
Q1 2017	21-Mar-17	20-Mar-17	22-Mar-17	17-Mar-17	28-Mar-17	20-Mar-17	22-Mar-17

* Since the Annual General Meeting was held on May 25, 2016, the Company was unable to both set the ex-dividend date for, and to pay, the first dividend installment in May according to the usual schedule, and has therefore resolved, in coordination with the stock exchange and with a view to ensuring the appropriate functioning of the market for its shares from a substantive standpoint, to pay such installment in Europe on June 22, 2016 with an ex-dividend date on June 20, 2016. Other than indicated in the table, the ex-dividend and payment dates for the subsequent installments are consistent with the usual schedule.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 25, 2016	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services